

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via E-mail
Harvey Katz
Chief Executive Officer
Earth Science Tech, Inc.
2255 Clades Road, Suite 324A
Boca Raton, FL 33431

> **Re:** **Earth Science Tech, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed July 16, 2014**
> **File No. 000-55000**

Dear Mr. Katz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed on April 1, 2014

1. We have reviewed your response to comment 1 and your amended Form 8-K filing and we reissue the original comment in its entirety. We note that your 8-K disclosing the Founder Agreement between Ultimate Novelty Sports, Inc. and Majorca Group, Ltd. states that the Founder Agreement is attached as Exhibit 10.1, but no such agreement was filed. Please amend your filing to include the Founder Agreement and provide us with a copy of the agreement as part of your response.

Form 10-K for the Fiscal Year Ended March 31, 2014

Note 5 – Stockholders' equity (deficit), page F-17

2. We have reviewed your response to comment 2. Please provide us with additional information about Majorca Group, Ltd. to show how you came to the determination that

Majorca Group, Ltd. is not an operating company. We also note that you have stated that there was no change in management as a result of the change in control of the registrant, and that no Form 8-K was filed announcing the appointment of Dr. Harvey Katz as CEO, but it appears that the agreement with Majorca Group, Ltd was entered into on March 24, 2014 and that Dr. Katz was appointed CEO sometime within the next 7-22 days. We also note that at that time you began referring to yourself as Earth Science Tech in 8-K filings and appear to have changed the focus of your business. Please advise.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant